SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4 th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
Publicly-Held Company

AMBEV COMMENTS CADE DECISION REGARDING MARKET PROGRAMS

Companhia de Bebidas das Américas – AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] hereby provides the following clarifications with respect to the ruling issued by CADE, the Brazilian antitrust authority, in connection with the Administrative Proceeding No. 08012.003805/2004-1, whereby, among other decisions, AmBev was fined in the amount of R$352 million. Although CADE has not made available up to now its written opinion, AmBev states the following:

•
AmBev received CADE’s decision with surprise. In particular, during its investigation, SDE concluded that the “Tô Contigo” program (which is similar to airline and other mileage programs) had the potential to produce anticompetitive effects absent certain adjustments, which have already been substantially incorporated into the Program under its current configuration. In addition, there was no suggestion of fines in the SDE opinion.

•
AmBev believes that the “Tô Contigo”  program is not based on exclusivity requirements and, even if it were, it has been applied to a limited number of points of sale, therefore not having the possibility of causing market foreclosure.

AmBev awaits the issuance of the written decision by CADE in order to evaluate further action.

São Paulo, July 22nd, 2009.

Companhia de Bebidas das Américas – AmBev
Nelson José Jamel
Investors Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer